Exhibit 21.1
Subsidiaries of the Registrant
Limelight Mainstreet Tempe, LLC incorporated in Arizona on November 13, 2002.
Limelight Metro Services, LLC incorporated in Arizona on November 13, 2002.
Limelight Networks Hong Kong Limited incorporated in Hong Kong on September 11, 2006.
Limelight Networks International, Inc. incorporated in Delaware on July 11, 2006.
Limelight Networks (UK) Limited incorporated in the United Kingdom on July 13, 2006.